Exhibit 107.1

The prospectus supplement to which this exhibit is attached is a final prospectus for the related offering. The maximum aggregate offering price for the securities to which such prospectus relates that are being offered by Nayax Ltd. is $67,600,000 and the maximum aggregate amount of the securities to which such prospectus relates that are being offered by the selling shareholders named in such prospectus is 1,000,000 of Nayax Ltd.’s ordinary shares, par value NIS 0.001 per share.